U.S. Securities and Exchange Commission Washington, DC 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms, Inc.

Name of persons relying on exemption:

•	Illinois State Treasurer Michael Frerichs, as Trustee of the Bright Start College Savings Trust
•	Schroders International Selection Fund

Address of persons relying on exemption:

•	Illinois State Treasurer Michael Frerichs– 555 W. Monroe St., 14th Floor, Chicago, IL 60661
•	Schroders – 5 Rue Hohenhof, Senningberg, 1736, Luxembourg

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Dear fellow Meta Platforms shareholders,

We are writing to urge shareholders of Meta Platforms, Inc. (Meta, or “the Company”) to vote FOR Proposal #7 on the Company’s 2025 proxy statement, a proposal which recommends that the Company disaggregate voting results by share class, during Meta’s Annual General Meeting on May 28, 2025.

The resolved clause of our proposal states:

“Shareholders request that Meta Platforms, Inc. (the “Company”) disclose the voting results on matters subject to a shareholder vote according to the class of shares, namely differentiating between those shares carrying one voting right and those carrying multiple voting rights, effective beginning at the Company’s 2026 annual meeting of shareholders.”

The Proposal is a call for enhanced transparency and is based on principles of sound corporate governance. Since going public in 2012, Meta has maintained a dual class stock structure (DCSS) that grants CEO and Chair, Mark Zuckerberg, the deciding vote on all matters brought forward to shareholders, effectively eliminating shareholder voice. Since the Company is apparently not willing to eliminate or phase-out its DCSS, it should at least provide more transparency on how proposals are voted by both classes of shareholders. This is what Proposal #7 calls for.

This letter presents the following decisive points that warrant your consideration:

1.	Meta’s CEO owns virtually all available Class B stock, disproportionately influencing shareholder voting.

2.	There appears to be strong misalignment between the Company’s Class A and Class B shareholders.

3.	Disaggregating votes by share class would not be onerous or costly.

4.	Dual class stock structures challenge core principles of sound corporate governance.

1. Meta’s CEO owns virtually all available Class B stock, disproportionately influencing shareholder voting.

While Meta maintains Class A stock that grants one vote per share, its Class B stock grants ten votes per share. The Company’s 2024 proxy statement reveals that CEO Mark Zuckerberg owns 99.7% of the outstanding Class B shares. While this represents only 13% of the economic ownership, it grants him 61% of the voting power.1 Most importantly, it also makes him the sole deciding vote on each proposal presented to shareholders.

_____________________________

1 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680124000034/meta-20240418.htm

2. There appears to be strong misalignment between the Company’s Class A and Class B shareholders.

At last year’s annual meeting, Class A shareholder votes appear to have diverged from those of Class B shareholders on a strikingly high number of proposals. Based on an analysis by the Office of the Illinois State Treasurer, a majority of Class A shares are estimated to have voted in support of five of the ten shareholder proposals on the ballot2. These proposals called on the Company to:

1.	Sunset its dual class share structure

2.	Disaggregate vote results by share class

3.	Strengthen the oversight abilities of the Lead Independent Director

4.	Complete a child safety impact report

5.	Complete a report on generative AI misinformation and disinformation risks

Additionally, based on the same analysis, a number of management proposals are estimated to have received low support among Class A shareholders. Three of ten directors are believed to have received less than 60% support, the amended certification of incorporation is believed to have received just over 50% support, one director is believed to have received less than 50% support, and the equity incentive plan proposal is believed to have received support only in the low teens. However, the Company's 8-K report consolidates total votes, without differentiating between Class A and Class B votes. As a result, shareholders are unable to discern how the outcome of a particular vote was impacted by the Class B shareholders. Looking back further, in 2023, two directors are estimated to have received less than 80% support from Class A shareholders, two other directors are estimated to have received less than 70% support, and one director is estimated to have received less than 60% support. Three of the eleven shareholder proposals are believed to have received majority support from Class A shareholders—with the proposal calling for the Company to sunset its DCSS estimated to have received 92% support.3

The request of our proposal would allow investors to see clearly how their votes are aligned (or misaligned) with Company insiders. Such transparency would strengthen investor confidence among independent shareholders, especially during periods of underperformance or poor market conditions.

3. Disaggregating votes by share class would not be onerous or costly.

We are unaware of any technical or practical challenges that would prevent the Company from disaggregating vote totals by share class as outlined in the proposal. Over the course of numerous engagement conversations and dialogue, Company representatives have not made the claim that implementing such a practice would present an onerous burden. Furthermore, we have identified other companies (both U.S. and abroad) that have already implemented this practice, such as Duluth Trading Company, Gogeco Communications, and Power Corporation of Canada.4

Finally, if implemented as requested, our proposal does not ask the Company to report disaggregated vote totals until after their 2026 Annual General Meeting, which we believe would provide the Company with ample time to work through any challenges.

_____________________________

2 Voting results as reported by the Company can be found here: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680124000057/meta-20240529.htm

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680123000083/meta-20230531.htm

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001649744/000119312524146033/d736999d8k.htm; https://www.sedarplus.ca/csa-party/records/document.html?id=0a9e06d7cc85c02267e08ee13732a087f65f746691dd0b8629201a86840b1bc3; https://www.sedarplus.ca/csa-party/records/document.html?id=48b865d971a5d92b7ee93e2dea4cb26913a479670b71a780f827518bec2d2f93

4. Dual class stock structures challenge core principles of sound corporate governance.

The Council of Institutional Investors (CII), a non-profit, non-partisan association whose members’ collective assets under management total approximately $5 trillion, describes the “one share, one vote” concept as a bedrock principle of sound corporate governance.5 The Investor Coalition for Equal Votes (ICEV), a network of global investors with a combined $4 trillion in assets under management, also advocates strongly for “one share, one vote” systems, arguing that “DCSS undermine shareholder rights and remove a key accountability mechanism for poorly performing management.” These investor organizations emphasize that companies should establish arrangements that allow shareholders to vote in proportion to the size of their holdings, and that having different shares of stock with unequal voting powers can deprive non-insiders of a voice in company matters, a structure that can ultimately lead to board entrenchment and insulation.

Additionally, CII has recently added the following item to its Corporate Governance Guidelines, which aligns with the request of our shareholder proposal: “Companies with multiple share classes with unequal voting rights should supplement their final results with tallies for each class.”6

A prominent study on U.S. firms with DCSS showed that although these companies typically enjoy higher valuations around the time of their Initial Public Offerings (IPOs), this premium tends to erode over the span of around six years, at which point their valuations drop below those of single-class firms.7 Other research has generally substantiated this finding: dual class companies enjoy a premium in the short-term, but eventually that premium transforms into a discount.8 This is not to say that dual class companies will invariably fail or succeed, but retaining such a structure – especially in the absence of clear acknowledgement of shareholder dissent on certain issues – risks creating the impression that management is entrenched and may not be adequately addressing the concerns of its long-term shareholders.

Proponents of DCSS argue that these structures are necessary to allow founders and management to pursue long-term goals, thwart unwanted takeover attempts, and insulate founder-led companies from short-termism.9 In response to such concerns, and for companies that insist on establishing a multi-class structure at their IPOs, advocates urge them to set in place sunset provisions that revert all stock to a single class within seven years.10

This is not the situation for Meta Platforms. With an IPO dating back to 2012, Meta has been publicly traded for over a decade. Its sizeable market capitalization of $1.59 trillion — among the largest in the U.S. — would make takeover attempts challenging and expensive, if not altogether impossible. Despite this, Meta has yet to make any commitments to remove its DCSS, put in place a sunset provision, or otherwise modify its unequal voting rights policy.

_____________________________

5 https://www.cii.org/dualclass_stock, see also https://www.cii.org/corp_gov_policies

6 https://www.cii.org/corp_gov_policies

7 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3062895

8 https://www.cii.org/files/CII%20Summary%20of%20DC%20Studies.pdf

9 https://iveybusinessjournal.com/dual-class-shares-risks-and-advantages/

10 https://www.railpen.com/knowledge-hub/our-thinking/2023/icev-one-share-one-vote/

Conclusion

Dual class stock structures challenge core principles of sound corporate governance. The voting arrangement at Meta is, in our view, one of the most egregious among publicly traded companies as it grants the CEO the sole deciding vote on all corporate matters brought by shareholders. Additionally, there appear to have been multiple instances where Class A shareholders have diverged significantly from Class B shareholders. The request of our proposal is modest, would not be difficult to implement, and is based on another bedrock principle of sound corporate governance: transparency. If the Company is unwilling to phase out or reform its dual class voting structure, it is reasonable to disclose how non-insiders voted on corporate matters.

Therefore, we urge you to vote FOR Proposal #7.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by the Office of the Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Illinois State Treasurer or Schroder International Select Fund. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.